Exhibit 3.4


                      RESTATED CERTIFICATE OF INCORPORATION

                                       OF

                                GTECH CORPORATION

                                    * * * * *

     GTECH Corporation (the "Corporation"), a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

     1. The name of the corporation is GTECH Corporation. The Corporation's original Certificate of Incorporation was filed with the Secretary of State on December 23, 1980 under the name Gaming Sciences Corporation.

     2. This Restated Certificate of Incorporation was duly adopted by unanimous written consent of the Corporation's Board of Directors and written consent of its sole stockholder in accordance with Sections 141(f) and 228 of the General Corporation Law of the State of Delaware.

     3. Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware, this Restated Certificate of Incorporation restates, integrates and further amends the provisions of the Corporation's Certificate of Incorporation as follows:

     FIRST: The name of the Corporation is GTECH Corporation.

     SECOND: The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801. The name of the registered agent of the Corporation at such address is The Corporation Trust Company.

     THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

     FOURTH: The total number of shares of all classes of capital stock that the Corporation shall have authority to issue is 300 shares of Common Stock, par value $.01 per share.

     FIFTH: The business and affairs of the Corporation shall be managed by the board of directors.

     SIXTH: In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the board of directors is expressly authorized to adopt, amend or repeal the by-laws to the extent provided in the by-laws.

     SEVENTH: Election of directors need not be by written ballot unless the by-laws of the Corporation so provide.

     EIGHTH: A director of the Corporation shall have no personal liability to the Corporation or to its shareholders for monetary damages for breach of fiduciary duty as a director except to the extent that Section 102(b)(7) (or any successor or additional provision) of the General Corporation Law of the State of Delaware, as amended from time to time, expressly provides that the liability of a director may not be eliminated or limited.

     NINTH: The Corporation reserves the right to amend this Restated Certificate of Incorporation in any manner permitted by Delaware Law and, with the sole exception of those rights and powers conferred under the above ARTICLE EIGHTH, all rights and powers conferred herein on stockholders, directors and officers, if any, are subject to this reserved power.

     IN WITNESS WHEREOF, the Corporation has caused this Restated Certificate of Incorporation to be executed and attested to this 15th day of January, 1993.



                                              GTECH CORPORATION


                                              By:
                                                 -------------------------------
                                                 Vice President and Treasurer


Attest:


----------------------
Assistant Secretary